Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

PROXY FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 21, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Ilan Cohen, Chairman of the Board and Dr. Pnina Fishman, Chief Executive Officer and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in Can-Fite BioPharma Ltd.  (the “Company”) which the undersigned is entitled to vote at the Special Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 10 Bareket Street, Petach Tikva, Israel, on Tuesday, April 21, 2020 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Special Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Special Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Special Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL MEETING OF SHAREHOLDERS OF

CAN-FITE BIOPHARMA LTD.

April 21, 2020, 4.00 p.m. (Israel time)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To increase our authorized share capital by NIS 125,000,000, such that following the increase, the authorized share capital shall equal NIS 250,000,000 divided into 1,000,000,000 ordinary shares, par value NIS 0.25 each, and to amend our articles of association accordingly.

☐	for	☐	against	☐	abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

	Date: ________, 2020		Date_________, 2020
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.